Exhibit 21.1

Subsidiaries of La Jolla Pharmaceutical Company

Name of Subsidiary	Jurisdiction
La Jolla Pharmaceutical I B.V.	Netherlands
La Jolla Pharmaceutical II B.V.	Netherlands
La Jolla Pharmaceutical III B.V.	Netherlands